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                                                                     EXHIBIT 4.2

                             CRUDE OIL MUTUAL SUPPLY
                        FRAMEWORK AGREEMENT FOR YEAR 2005

                                     BETWEEN

                           PETROCHINA COMPANY LIMITED

                                       AND

                         CHINA PETROCHEMICAL CORPORATION

                                  DECEMBER 2004

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            CRUDE OIL MUTUAL SUPPLY FRAMEWORK AGREEMENT FOR YEAR 2005

      PetroChina Company Limited ("PetroChina") and China Petrochemical Corporation ("Sinopec"), following friendly consultations and on the basis of equality, have reached this Agreement (this "Agreement") on mutual supply of crude oil in the year of 2005.

I.    QUANTITIES AND VARIETIES OF CRUDE OIL TO BE SUPPLIED HEREUNDER

      1. In 2005, PetroChina shall supply Sinopec with 8 million tons of domestic onshore crude oil, including 6 million tons of blended oil produced at the Daqing Oil Region, 1.30 million tons of oil produced at the Jizhong Oil Region, 350 thousand tons of oil produced at the Dagang Oil Region and 350 thousand tons of oil produced at the Changqing Oil Region.

      2. In 2005, Sinopec shall supply PetroChina with 1.40 million tons of domestic onshore crude oil, including 500 thousand tons produced at the Shengli Oil Region and 900 thousand tons produced at the Tahe Oil Region.

      3. The parties hereto shall, in principle, make available crude oil of the above supply and take delivery thereof on an evenly distributed basis. The quarterly mutual supply of crude oil may be adjusted as necessary by mutual agreement thereon and in light of the availability of crude oil resources, price and the State's macro-economic planning requirements.

II.   QUALITY OF CRUDE OIL

      Matters with respect to the quality of the crude oil to be supplied hereunder shall be handled pursuant to applicable provisions of SY7513-88 Technical Conditions of Crude Oil at Wellhead.

III. QUARTERLY SUPPLY AGREEMENTS; SALES AND PURCHASE CONTRACTS ON AN ENTERPRISE-BY-ENTERPRISE BASIS

      Quarterly supply agreements shall be entered into by and between PetroChina Natural Gas & Pipeline Company and the Production and Management Department of Sinopec. After the quarterly plans have been made known to their respective subsidiaries, PetroChina's regional companies (including its oil fields, refineries and pipeline companies) and Sinopec's subsidiaries (including its oil fields and refineries) will enter into specific sales and purchase contracts. The total quantities and varieties of crude oil to be supplied under such contracts shall be consistent with those specified under the above quarterly supply agreements.

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IV.   ADDITIONAL PROVISIONS

   1. The price of crude oil to be supplied hereunder shall be settled on the basis of the standard crude oil price published by the National Development and Reform Commission each month and the crude oil premium mutually agreed between the parties.

   2. Payment of the price of crude oil to be supplied hereunder shall be made on a timely basis and pursuant to principles agreed upon by the parties hereto. In case of any default thereof, the parties hereto shall cooperate with each other in seeking a solution thereto.

   3. Where any change occurs to this Agreement in the performance hereof, it shall be resolved by the parties hereto through consultations.

PLANNING DEPARTMENT,                           PRODUCTION MANAGEMENT DEPARTMENT,
PETROCHINA COMPANY LIMITED                     CHINA PETROCHEMICAL CORPORATION

By: /s/ Liu Hongbin                            By: /s/ Zhang Jianhua
  -----------------------------                  -------------------------------
Date: December 1, 2004                         Date: December 1, 2004

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